March 11, 2020

Montgomery J. Bennett
Chairman and Chief Executive Officer
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

       Re: Ashford Inc.
           Registration Statement on Form S-3
           Filed March 5, 2020
           File No. 333-236919

Dear Mr. Bennett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Gregory P. Patti, Jr.